SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/8/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
399

8. SHARED VOTING POWER
125

9. SOLE DISPOSITIVE POWER
524
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
524

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

31.26%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Auction Rate Preferred of Federated Premier Intermediate Municipal Income Fund
("FPT" or the "Issuer").

(a) The principal executive offices of BQH are located at Bank of America Corporate Center
100 N Tryon Street
Charlotte, NC 28255

(b) CUSIP number:31423M204

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First
Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on February 7, 2011 there were 1676 shares of Auction Rate Preferred outstanding as of 11/30/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 524 shares of FPT or 31.26% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FPT Auction Rate Preferred were purchased:

Date:		        Shares:		Price:
4/8/11			524		21,406.25




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/15/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A:


Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202
***
Brooklyn Capital Management LLC
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201) 556-0097
pgoldstein@brooklyncapitalmanagement.com

					April 12, 2011

Federated Premier Intermediate Municipal Income Fund
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pa  15086-7561

Attention: John W. McGonigle, Secretary

Advance Notice of Nomination of Director and Proposals

Dear Mr. McGonigle:

Special Opportunities Fund, Inc. ("SPE") beneficially owns 132 Auction Market Preferred Shares (the "AMPS") of Federated Premier Intermediate Municipal Income Fund (the "Fund"). Brooklyn Capital Management LLC is the investment advisor to SPE.

On July 17, 2008, the Fund's Trustees approved a plan to use inverse floater structures to refinance a portion of its outstanding AMPS. Since then, the Fund has redeemed only 765 of its 2,441 AMPS then outstanding, using proceeds that arose from the use of inverse floater structures.

We think the holders of the remaining AMPS would like the Fund to develop a plan to redeem them. To that end, SPE would like to assert its right to nominate two trustees who will advocate for redemption of the remaining AMPS and to present two proposals at the Fund's 2011 annual meeting of shareholders (the "Annual Meeting"). SPE intends to appear at the Annual Meeting in person or by proxy to nominate the following persons for election as Trustees by the holders of the Fund's AMPS voting as a class at the Annual Meeting.

Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Since 2001, Mr. Hellerman has been, and is currently, a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. Since August 2009, he has been, and is currently, a director, chief financial officer and chief compliance officer for Special Opportunities Fund, Inc. He is also a director of the Old Mutual registered hedge fund complex and of Brantley Capital Corporation. Since March 2003, he has been, and is currently, a director and chair of the audit committee of MVC Capital Inc. Mr. Hellerman was previously a director of AirNet Systems, Inc., Innovative Clinical Solutions, Ltd, and TM Entertainment and Media, Inc.

Thomas Antonucci (born 1968); Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Thomas Antonucci has been the Director of Operations at Bulldog Investors since November 2006. Previously,
Mr. Antonucci worked at Wall Street Access (member NYSE and SIPC) since 1996 where he held several senior positions including Vice President Client Services & Operations, Manager of Trading, Branch Office Manager and was the firm's Compliance Registered Options Principal. Mr. Antonucci held seven NYSE/FINRA licenses and was a member of the Securities
Traders Association of New York (STANY).

Neither nominee owns any shares of the Fund. In addition, SPE intends to present the following proposals at the Fund's Annual Meeting:

1.	The Board of Trustees shall consider taking all steps necessary to cause the Fund to redeem its outstanding AMPS including but not limited to consideration of eliminating all leverage or replacing such shares with inverse floaters, Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2.	Any Trustee of the Fund who is elected as a result of a
        contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a Trustee.

The purpose of the first proposal is to address the need of holders of the Fund's AMPS for liquidity. The purpose of the second proposal is to attract qualified opposition nominees for Trustee of the Fund.

Please advise us if you need any additional information.

Finally, we would consider withdrawing the above nominations and proposals if the Board commits to pursue a more aggressive plan to redeem the Fund's remaining AMPS. Please notify us if you wish to discuss this matter.

Very truly yours,


Phillip Goldstein,
Chairman of the Board
Special Opportunities Fund, Inc. and
Managing Member
Brooklyn Capital Management LLC